
03025552

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL
RECEIVED
JUN 30 2003
WASH. D.C.
181
SECTION

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________________ to ____________________

Commission file number 1-14601

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ARCH CHEMICALS, INC. CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Arch Chemicals, Inc.
501 Merritt 7
Norwalk, Connecticut 06851

Total Pages = 21
Exhibit Index is page 19

REQUIRED INFORMATION

ARCH CHEMICALS, INC. CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Financial Statements and Supplemental Schedules
December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)



Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Report

The Plan Administrator of the Arch
Chemicals Inc. Contributing
Employee Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Arch Chemicals Inc. Contributing Employee Ownership Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2002 and the period from March 1, 2001 to December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Arch Chemicals Inc. Contributing Employee Ownership Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 and the period from March 1, 2001 to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 27, 2003



ARCH CHEMICALS INC. CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Investments, at fair value	$	111,956,609	127,503,421
Participants loans		3,890,577	4,112,890
Total investments		115,847,186	131,616,311
Employer contribution receivable		1,112,170	74,938
Partipicant contributions receivable		79,422	253,409
Securities sold and not yet settled		22,150	17,998
Net assets available for plan benefits	$	117,060,928	131,962,656

See accompanying notes to financial statements.

ARCH CHEMICALS INC. CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2002 and for the Period March 1, 2001 to December 31, 2001

		2002	2001
Additions (reductions) in net assets:			
Investment income:			
Net depreciation in fair value of investments	$	(20,205,810)	(5,721,034)
Dividends		2,953,347	2,329,574
Interest		197,791	366,892
Interest from participant loans		265,504	250,151
Total investment loss		(16,789,168)	(2,774,417)
Contributions:			
Participant		7,516,173	6,904,474
Employer		3,896,311	2,552,683
Total contributions		11,412,484	9,457,157
Net transfers in from other plans		17,750	132,733,569
Total (reductions) additions		(5,358,934)	139,416,309
Deductions in net assets:			
Administrative expense		23,924	19,347
Withdrawals in cash and stock to participants		9,518,870	7,434,306
Total deductions		9,542,794	7,453,653
Net (decrease) increase		(14,901,728)	131,962,656
Net assets available at beginning of year		131,962,656	—
Net assets available at end of year	$	117,060,928	131,962,656

See accompanying notes to financial statements.

ARCH CHEMICALS INC. CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in net assets available for plan benefits at fair value.

Arch Chemicals Inc. (Arch) Contributing Employee Ownership Plan (the Plan or CEOP) operates as an employee stock ownership plan (ESOP), and is designed to comply with Section 4975 (e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. When available, quoted market prices are used to value investments. Commingled holdings, which include the Barclays Global Investors Equity Index Fund, are valued by the issuing investment manager.

Purchases and sales of securities are recorded on a trade-date basis. All income is determined on a full accrual basis. Bond interest accrues daily and dividends are recorded on the ex-dividend date.

(d) Payment of Withdrawals

Withdrawals are recorded when paid.

(e) Trust Fund Management

JP Morgan Chase & Co. is the Trustee of the Plan. Under the terms of the Trust Agreement between the Trustee and Arch, the Trustee is responsible for the safekeeping of Plan assets in the trust funds and the maintenance of records relating to receipts and disbursements from the trust funds. The Trustee invests funds in compliance with the terms of the Plan and makes payments from the trust funds as directed by participants and Arch. In general, all expenses of the Plan, trustee fees, commissions, and management fees will be incorporated into the fees associated with each Fund. The Company pays certain fees including accounting and auditing and legal fees on behalf of the Plan. Fees paid during 2002 amounted to $37,000.

(f) Recordkeeper

JP Morgan/American Century Retirement Plan Services is the Recordkeeper for the Plan.

(2) Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code). In addition, a portion of the Plan is intended to qualify as an employee stock ownership plan (ESOP) under Section 4975(e)(7) of the Code. The Plan consists of several separate investment funds as described below.

On February 8, 1999, Olin Corporation (Olin) completed the spin–off of its specialty chemical businesses as Arch. Under the terms of the spin–off, Olin distributed to its holders of common stock as of the close of business on February 1, 1999 one Arch common share for every two shares of Olin common stock.

Effective as of the spin–off of Arch, the Olin Corporation Contributing Employee Ownership Plan (Olin CEOP) was converted into a multiple employer plan covering employees of Olin and its affiliated companies, and employees of Arch and its affiliated companies (collectively the Employers). The Olin CEOP was administered as a single plan.

On January 22, 2001, Arch adopted an Arch single employer plan, called the Arch Chemicals, Inc. Contributing Employee Ownership Plan (Arch CEOP) and effective March 1, 2001, is no longer a participating employer in the Olin CEOP. As of March 1, 2001, all Arch participant balances were transferred to the Arch CEOP. As a result, $121,819,016 was recorded as a transfer into the Plan.

There were two additional transfers to the Arch CEOP during 2001 relating to plans of former employees of two companies acquired by Arch in 2000: Hickson USA Retirement Plan (Hickson Plan) and Brooks Industries 401(k) Plan (Brooks Plan). Assets of the Hickson Plan in the amount of $10,084,305 were transferred into the Plan on April 1, 2001 and assets of the Brooks Plan in the amount of $830,248 were transferred into the Plan on July 1, 2001.

During 2002, approximately $17,750 was transferred into the Plan relating to the Brooks Plan, as a result of two participants who were not transferred into the Plan during the 2001 plan year.

(Continued)

(b) Contributions

Employees of the Employer and certain subsidiaries of the Employer are eligible to participate in the Plan and may elect to have their contributions invested in the following funds:

American Century Brokerage Fund

American Century International Growth IST Fund

American Century Premium Money Market Fund

Barclays Global Investors Equity Index Fund

Gabelli Westwood Equity Fund

Managers Special Equity Fund

MS Institutional Fund Trust Mid Cap Value Portfolio

PIMCO Total Return Fund

Arch Common Stock Fund

* Pre-Mixed Portfolio – Aggressive

* Pre-Mixed Portfolio – Conservative

* Pre-Mixed Portfolio – Moderate

Putnam Growth Opportunities Fund

* This fund is a blended fund that has been created specifically for the Plan and is composed of multiple fund options available under the Plan. Prior to the preparation of financial reports, the balances of these funds are allocated back to the underlying funds.

For 2001, the maximum allowable pre-tax and after-tax contribution for employees was 15% and 18% of eligible pay, respectively. Under the Internal Revenue Service Code regulating the average percentage deferred under the Plan, the maximum allowable pre-tax contribution for employees during 2002 was 15% of base pay up to the ceiling of $11,000.

For 2002, the maximum amount of tax deferred contributions that may be made to the CEOP increased from $10,500 for 2001 to $11,000 for 2002. The amount of tax deferred contributions is based on eligible pay and the percentage of pay elected to contribute to the Plan. In addition, beginning in 2002, the CEOP no longer limits tax deferred contributions to 15% of eligible pay, subject to IRS limitations.

The Employer contribution rate is currently 100% on the first $25 each month and 50% on the balance up to 6% of eligible pay.

Arch matching contributions are invested in the Arch Common Stock Fund.

Arch's performance match is based on Arch's actual earnings per share (EPS) as a percent of the target EPS. The performance matching contribution totaled $1,087,010 and $0 for the years ended December 31, 2002 and 2001, respectively.

(c) Investment Elections

Below is a description of the investment funds that are included in the Arch Chemicals Inc. Contributing Employee Ownership Plan:

American Century Premium Money Market Fund – The fund invests in high-quality, cash-equivalent securities including direct obligations of the U.S. government and its agencies and instrumentalities, as well as short-term obligation of bank, government and corporate obligations that are payable in U.S. dollars.

PIMCO Total Return Fund – The fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest up to 20% of assets in securities denominated in foreign currencies.

Gabelli Westwood Equity Fund – The fund normally invests at least 65% of assets in common stocks and convertible securities of seasoned companies with historical earnings growth higher than published indices, and in smaller companies believed to have outstanding potential for capital appreciation. The fund may also invest up to 35% of assets in foreign and domestic debt securities.

Barclays Global Investors Equity Index Fund – The fund seeks to capture the earnings and growth through investing in the same stocks held in the S&P 500 Index. These stocks represent 500 of the largest and most established public companies in the U.S. (based on the market value of their shares), and account for more than 75% of the market capitalization of all publicly traded stocks in the U.S.

Putnam Growth Opportunities Fund – Class A – This fund invests primarily in very large, highly competitive American growth companies that are world leaders in their industries. Targeted companies have strong revenue and earnings growth rates and dominate both domestic and foreign markets.

MSIF Trust Mid Cap Value Fund – The fund seeks above average return over a market cycle of three to five years. The fund normally invests at least 65% of assets in equities of companies that are undervalued and fall in the range of the S&P Mid Cap 400 Index. The fund may invest up to 5% of assets in foreign securities. The fund may purchase stocks that typically do not pay dividends. The fund may also invest in preferred stock and convertible securities.

Arch Common Stock – This fund is invested in shares of Common Stock of Arch.

Olin Common Stock – This fund is invested in shares of Common Stock of Olin.

American Century Brokerage Fund – The self-directed brokerage account is intended for those who wish to individually tailor their investment portfolio to investments outside those offered by the Plan.

Pre-Mixed Portfolio – Moderate – This is a blended fund that has been created specifically for this Plan and is composed of seven fund options available under the Plan that are blended to achieve moderate returns with both growth and income-related investments. The Fund is designed for investors who seek higher returns than expected from the Conservative Pre-Mixed Portfolio, but prefer more stability than an equity fund.

Pre-Mixed Portfolio – Conservative – This is a blended fund that has been created specifically for the Plan and is comprised of seven fund options available under the Plan that are blended to achieve modest returns with low volatility. The Fund is designed for investors who seek higher returns than expected from the PIMCO Total Return fund, but prefer more stability than an a pure equity fund.

Pre-Mixed Portfolio – Aggressive – This fund is a blended fund that has been created specifically for this Plan and is composed of six fund options available under the Plan that are blended to seek higher returns through primarily growth investments. This Fund is designed for investors who seek higher returns than expected from the Moderate Pre-Mixed Portfolio, and is invested 100% in equities of broadly diversified large and small U.S. companies and international companies.

Managers Special Equity Fund – This fund is a growth oriented equity investment fund that primarily invests in the stocks of small capitalization companies. Its primary objective is long-term capital appreciation through investment in the equity securities of small and some medium capitalization companies, with emphasis placed on those with market capitalization under $1.5 billion.

American Century International Growth IST Fund – this is an international equity fund that seeks capital growth over time by investing in common stocks of foreign companies considered by management to have better-than-average prospects for appreciation. The fund invests primarily in the markets of developed foreign countries, but may also invest in emerging markets.

(d) Olin Common Stock Fund

Only Participants who were Participants in the Olin CEOP at the time of the spin-off of Arch from Olin may have account balances that are invested in the Olin Common Stock Fund. Such Participants may retain existing investments in the Olin Common Stock Fund, but no new investments or transfers may be made in or to this fund. Participants may transfer any portion of their Olin Common Stock Fund balances to any of the other funds offered by the Plan. Any dividends issued on the stock held in the Olin Common Stock Fund are automatically reinvested into the Arch Common Stock Fund.

(e) Arch Common Stock Fund

As of February 8, 1999, the specialty chemical businesses of Olin were spun off into a new publicly traded company known as Arch Chemicals, Inc. In order to effect the spin-off, a stock dividend was issued to Olin shareholders, including the Olin CEOP, in an amount equal to one share of Arch common stock for each two shares of Olin common stock then outstanding. These shares were deposited in the unitized Arch Common Stock Fund in the Olin CEOP.

As of the spin-off, each Plan participant having an account balance containing Olin common stock was credited with an opening account balance in the Arch Common Stock Fund. The amount credited to each participant's initial Arch Common Stock Fund account balance was calculated by (i) dividing the value of such participant's Olin Common Stock Fund account by the total value of all participants' accounts in the Olin Common Stock Fund, and then (ii) multiplying the percentage determined under (i), above, by the value of the Arch common stock the Plan trustee received as a stock dividend.

Dividends paid to participants can only be invested in the stock fund of the participant's respective employer. Currently, all employer match contributions made on behalf of participants are being invested in the Arch Common Stock Fund. Such fund also includes voluntary contributions made by employees.

The balances in all Arch employees' accounts of the Arch Common Stock Fund were transferred to the Plan on March 1, 2001.

The number of units in the Arch Common Stock Fund to be credited to a participant's account is determined by dividing the participant's contribution plus the amount of employer matching contributions attributable to such contribution for the preceding pay cycle by the unit value of a unit as of the close of business on the date on which the contributions were credited. Additional units are credited to a participant's account to reflect payment of dividends on the common shares credited to that account based on the value of a unit as of the day the dividend is credited.

(f) *Vesting and Benefit Provision*

Participants are fully vested in their contributions to the Plan.

All participants become 100% vested in the Employers contribution upon the completion of two years of service or as a result of death, total disability or attains age 65. Nonbargaining and certain bargaining participants can become partially vested in accordance with the schedule set forth below:

Years of Service	Percentage vested
Less than one year	0%
One year but fewer than two	50%
Two or more years	100%

On termination of service for any reason, a participant may elect to receive his or her entire vested balance, in either a lump-sum amount, or in annual installments up to fifteen years.

All distributions from other than the Olin Common Stock Fund, or Arch Common Stock Fund are paid in cash. Distributions from the Olin Common Stock Fund, or Arch Common Stock Fund, at the election of the distributee, can be paid in common stock with any fractional interest in a share of common stock paid in cash.

(g) *Transfers Between Funds*

Participants may elect to transfer balances attributable to employee contributions from any fund to any other fund, except such participants may not transfer balances to the Olin Common Stock Fund. Participants may transfer balances daily, with no limitation on the frequency. A participant may elect to transfer any percentage of the balance in the fund from which the transfer is made.

(Continued)

(h) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or accounts balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the Participant's vested balance.

(i) Loan Provision

All employees who are participants in the Plan are eligible to borrow from the Plan. Participants may borrow from the Plan an amount equal to up to one-half of their vested account balance. The minimum loan amount is $500 and the maximum aggregate loan amount is $50,000. Under the Plan, employees may have up to a maximum of five outstanding loans at any time. The loans are funded from the participants' accounts, reducing the account balance by the loan amount and have been reflected as transfers between funds in the financial statements. The term of the loans may be up to five years. The interest rate on these loans is fixed at the current prime rate at the time the loan is originated. The rates ranged from 4.25% and 4.75% in 2002 and 5.00% to 9.5% in 2001.

(j) Payment of Benefits

Upon termination of employment, death, attainment of age 59 ½, certain hardships, as defined by the Plan, participants may elect to withdraw amounts from the Plan. Participant may also elect to withdraw their tax deferral contributions and vested contributions, as defined in the plan document.

(k) Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(3) Forfeitures of Employer Contributions

Any forfeitures of Employer contributions, equivalent to the market value of forfeited shares plus dividends not reinvested, will be applied to reduce subsequent employer contributions used to make company allocations. Forfeitures used to reduce employer contributions were $41,030 and $21,610 for the plan years ended December 31, 2002 and 2001, respectively. The ending balance of forfeitures at December 31, 2002 and 2001 amounted to $0 and $23,787, respectively.

(4) Investments

The Plan's investments which exceeded 5% of net assets available for plan benefits as of December 31, 2002 and 2001 are as follows:

Description of investment		2002	2001
American Century Premium Money Market Fund	$	14,002,923	13,834,458
Barclays Global Investors Fund		15,421,637	18,549,846
PIMCO Total Return Fund		15,925,985	13,660,923
Putnam Growth Opportunities Fund		7,173,721	10,501,388
Olin Corporation Common Stock*		12,164,677	14,918,910
Arch Chemicals Common Stock*		26,704,633	32,594,792

* Includes nonparticipant-directed

The following table presents net investment depreciation for the plan year ended December 31, 2002 and 2001, respectively.

Net Depreciation		2002	2001
Mutual Funds	$	(8,315,343)	(4,129,326)
Common/Collective Trust		(4,234,853)	(1,357,703)
Common Stock		(7,183,984)	(192,657)
Other		(471,630)	(41,348)
Total net depreciation	$	(20,205,810)	(5,721,034)

(5) Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets for investment options which include nonparticipant-directed investments are as follows:

		December 31, 2002	December 31, 2001
Olin Corporation Common Stock Fund	$	12,164,677	14,918,910
Arch Chemicals Common Stock Fund		26,704,633	32,594,792
	$	38,869,310	47,513,702

	2002	2001
Olin Common Stock Fund Net Assets at January 1, 2002 and March 1, 2001	$ 14,918,910	—
Changes in net assets to the Olin Common Stock Fund:		
Transfer to Plan	—	22,973,698
Contributions	—	—
Dividends	—	572,622
Net depreciation	(295,048)	(2,545,027)
Benefits paid to participants	(700,606)	(987,220)
Administrative expense	(109)	(102)
Loans issued	(28,854)	(60,141)
Other disbursements	(13,616)	(380)
Securities sold and not settled	(11,568)	(10,053)
Transfers to participants – directed investments	(1,704,432)	(5,024,487)
Net decrease	(2,754,233)	14,918,910
Olin Common Stock Fund Net Assets at December 31, 2002	$ 12,164,677	14,918,910
Arch Common Stock Fund Net Assets at January 1, 2002 and March 1, 2001	$ 32,594,792	—
Changes in net assets to the Arch Common Stock Fund:		
Transfer to Plan	—	37,636,239
Interfund tranfers	9,556,140	—
Employer contributions	2,859,605	2,477,500
Employee contributions – directed investments	656,707	696,429
Dividends	1,716,040	809,168
Net depreciation (appreciation)	(6,888,936)	4,377,895
Loan repayments (principal and interest)	376,133	311,483
Benefits paid to participants	(2,010,889)	(1,697,691)
Administrative expense	(1,458)	(1,635)
Loans issued	(260,696)	(269,317)
Other disbursements	(45,356)	(645)
Securities sold and not settled	(10,582)	(1,033)
Transfers to participants – directed investments	(11,836,867)	(11,743,601)
Net decrease	(5,890,159)	32,594,792
Arch Common Stock Fund Net Assets at December 31, 2002	$ 26,704,633	32,594,792

(6) Federal Income Taxes

Arch applied for a determination letter on February 28, 2002 with the District Director of Internal Revenue stating that the Plan is a qualified plan and the Trust thereunder is exempt from Federal income taxes under the Internal Revenue Code. A determination letter had not yet been received, however the Sponsor believes the Plan is qualified and that the Trust is exempt from Federal income taxes.

(7) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase & Co., the Plan trustee. In addition, the Plan invests in common stock of Olin and Arch Chemicals (the Plan Sponsor). These transactions qualify as party-in-interest transactions.

Schedule 1

ARCH CHEMICALS INC. CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, par, or maturity value	Cost	Current value
*	Various	Participant Loan Fund (interest ranging from 4.25% - 10.5%)	$ —	3,890,577
*	American Century	Premium Money Market Fund	2,378,852	14,002,923
	PIMCO	Total Return Fund	15,808,010	15,925,985
	Gabelli	Westwood Equity Fund	5,773,503	4,579,420
	Barclays	Global Investors Fund	20,506,183	15,421,637
	Putnam	Growth Opportunities Fund	11,750,111	7,173,721
	Morgan Stanley	Institutional Fund Trust Mid Cap Value Portfolio	5,977,386	4,428,011
	Managers Funds	Special Equity Fund	7,140,537	5,656,297
*	American Century	International Growth Fund	7,495,666	5,215,231
*	American Century	Brokerage Account	683,345	684,073
*	Olin Corporation	Olin Corporation Common Stock, Par value $1.00	14,618,705	12,164,677
*	Arch Chemicals, Inc.	Arch Chemicals, Inc. Common Stock, Par value $1.00	29,983,812	26,704,634
	Total investments		$ 122,116,110	115,847,186

*Party-in-interest to the Plan

See accompanying independent auditors' report.

Schedule 2

ARCH CHEMICALS INC. CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2002

Identity of party involved	Description of asset	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
Series of Transactions								
* Arch Chemicals, Inc.	* Arch Chemicals, Inc Common stock par value $1.00	$ 4,063,113	—	—	—	4,063,113	4,063,113	—
* Arch Chemicals, Inc.	* Arch Chemicals, Inc Common stock par value $1.00	$ —	2,643,436	—	—	2,631,618	2,643,436	11,818

* Party-in-interest to the Plan

See accompanying independent auditors' report.

17

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2003

ARCH CHEMICALS, INC. CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

By: Members of the Arch CEOP Administrative Committee


H. Anderson


W.P. Bush


L.S. Mercede


R.A. Barnes

EXHIBIT INDEX

Exhibit No.	Description	
23	Consent of Auditors	20
99	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002*	21

*In accordance with SEC Release No. 33-8212, Exhibit 99 is being furnished to the Securities and Exchange Commission and such exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.



Stamford Square
3001 Summer Street
Stamford, CT 06905

EXHIBIT 23

Consent of Independent Auditors

Board of Directors
Arch Chemicals, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-54098) filed on Form S-8 of Arch Chemicals, Inc. of our report dated June 27, 2003, relating to the statements of net assets available for benefits of the Arch Chemicals, Inc. Contributing Employee Ownership Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years then ended, and related schedules, which report appears in the December 31, 2002 annual report on Form 11-K of the Arch Chemicals, Inc. Contributing Employee Ownership Plan.

KPMG LLP

Stamford, Connecticut
June 27, 2003



Exhibit 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Arch Chemicals, Inc. Contributing Employee Ownership Plan (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Hayes Anderson, Chair of the Arch CEOP Administrative Committee of the Arch Chemicals, Inc. Contributing Employee Ownership Plan, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for Plan benefits and changes in net assets available for Plan benefits.



Chair, Arch CEOP Administrative Committee
(Chief Executive Officer and Chief Financial Officer equivalent for purposes of Section 906 of the Sarbanes-Oxley Act of 2002)
June 27, 2003

A signed original of this written statement required by Section 906 has been provided to Arch Chemicals, Inc. and will be retained by Arch Chemicals, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.